                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No.  2  )*
                                           -----

                                 M-WAVE, INC.
                            ---------------------
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ------------------------------------------
                         (Title of Class of Securities)

                                   554034 10 8
                      ---------------------------------------
                                 (CUSIP Number)

                                 Eric C. Larson
                        First Chicago Equity Corporation
                           Three First National Plaza
                                   Suite 1210
                            Chicago, Illinois 60670
                                  312/732-9825
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 18, 1998
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               Page 1 of 19 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 554034 10 8                13D                 PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      First Chicago Equity Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            694,464 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             694,464 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      694,464 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 554034 10 8                13D                 PAGE 3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      First Chicago Financial Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      None except as indirectly through one or more subsidiaries as reported herein. See Item 2.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 554034 10 8                13D                 PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      BANK ONE CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      None except as indirectly through one or more subsidiaries as reported herein. See Item 2.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 554034 10 8                13D                 PAGE 5 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Cross Creek Partners II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            87,500 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             87,500 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      87,500 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 2, 1993 (the "Original Schedule 13D") and as amended and restated by the Amendment No. 1 to Schedule 13D filed with the Commission on November 19, 1998 (the "Amended Schedule 13D") is hereby amended and restated in its entirety to read as follows:

     Item 1. Security and Issuer.

     The securities to which this Amendment No. 2 to Statement on Schedule 13D (this "Statement") relates are shares of Common Stock, $0.01 par value ("Common Stock") of M-WAVE, INC., a Delaware corporation (the "Company" or "M-Wave").

     The address of the principal executive office of M-Wave is M-WAVE, INC., 216 Evergreen Street, Bensenville, Illinois, 60106.

     Item 2. Identity and Background.

     (a) This Statement is being jointly filed by: (i) First Chicago Equity Corporation, an Illinois corporation and formerly known as First Capital Corporation of Chicago ("FCEC"), and Cross Creek Partners II, an Illinois general partnership ("Cross Creek"), by virtue of their direct beneficial ownership of Common Stock as a result of their ownership of warrants to purchase an aggregate of 781,964 shares of Common Stock; (ii) First Chicago Financial Corporation, a Delaware corporation ("FCFC"), by virtue of its indirect beneficial ownership of Common Stock through its ownership of all of the outstanding capital stock of FCEC; and (iii) BANK ONE CORPORATION, a Delaware corporation ("BANK ONE"), by virtue of its indirect beneficial ownership of Common Stock through its ownership of all of the outstanding capital stock of FCFC. The foregoing entities are collectively referred to herein as the "Reporting Persons." FCEC, FCFC and BANK ONE disclaim any beneficial ownership of shares of Common Stock that may be deemed beneficially owned by Cross Creek, which is a general partnership composed of individual officers of The First National Bank of Chicago.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by this Item 2 concerning the directors, executive officers and general partners, as applicable, of FCEC, FCFC, BANK ONE and Cross Creek is set forth on Appendix I, Appendix II, Appendix III and Appendix IV, respectively.

     The Reporting Persons may be deemed to constitute a "group" for purpose of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group for any purpose other than as set forth in this Statement.
The agreement among the Reporting Persons relating to this joint filing of this Statement is attached hereto as Exhibit D.

     (b) The address of the principal business and principal office of and Cross Creek is Three First National Plaza, Chicago, Illinois 60670. The address of the principal business and principal office of FCEC, FCFC and BANK ONE is One First National Plaza, Chicago, Illinois 60670.

     (c) BANK ONE is a multi-bank holding company registered under the Bank Holding Company Act, as amended, which commenced operations in 1998 as a result of the merger effective October 2, 1998 of First Chicago NBD Corporation and BANC ONE CORPORATION. Through its banking subsidiaries, BANK ONE provides domestic retail banking, worldwide commercial banking, investment management and trust services and credit cards. BANK ONE also owns non-bank subsidiaries that engage in businesses related to banking and finance, including consumer and education finance, mortgage lending and servicing, community development, venture capital,

                               Page 6 of 19 Pages
insurance, investment and merchant banking, trust, brokerage, investment management, leasing and data processing.

     FCFC raises funds to finance the operations of its subsidiaries, FCEC, First Chicago Leasing Corporation, First Chicago Capital Markets, Inc., First Chicago Capital Corporation, First Chicago Investment Corporation and First Chicago Hedging Services Corporation. FCEC, a small business investment company licensed under the Small Business Investment Act of 1958, offers equity funding for small business ventures. Cross Creek is a general partnership composed of individual officers of First National Bank of Chicago, a banking subsidiary of BANK ONE, and is principally engaged in the business of venture capital investing.

     (d) and (e) During the last five years, none of FCEC, FCFC, BANK ONE or Cross Creek nor, to the best knowledge of any of FCEC, FCFC, BANK ONE or Cross Creek, any individual identified in Appendix I, Appendix II, Appendix III and Appendix IV, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) BANK ONE and FCFC are Delaware corporations, FCEC is an Illinois corporation and Cross Creek is an Illinois general partnership, and to the knowledge of each Reporting Person, each of the executive officers and directors and partners of each such Reporting Person is a citizen of the United States, except for Mr. Siegfried Buschmann, who is a citizen of Germany.

     Item 3. Source of and Amount of Funds or Other Consideration.

     Pursuant to that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of July 21, 1993, between FCEC and Cross Creek and Joel S. Dryer ("Dryer"), FCEC and Cross Creek acquired from Dryer an aggregate of 781,964 shares (the "Shares") of Common Stock for an aggregate cash consideration of $5,032,748.00 (the "Cash Consideration") or $7.00 per share. The source of such funds of FCEC for the acquisition of the Shares acquired by it was internal capital. The source of funds of Cross Creek for the acquisition of the Shares acquired by it was a combination of internal capital and funds borrowed, from time to time, from First Chicago Investment Corporation, an indirect subsidiary of FCEC. Any borrowings in Cross Creek to finance such purchase has been repaid.

     A copy of the Revolving Credit Agreement, dated as of January 21, 1993, between First Chicago Investment Corporation and Cross Creek is hereby incorporated by reference to Exhibit C to the Original Schedule 13D.

     Pursuant to Stock Purchase Agreements (the "Stock Purchase Agreements"), each dated as of December 18, 1998, between the Company and FCEC and Cross Creek, the Company repurchased the Shares from FCEC and Cross Creek for an aggregate consideration equal to: (i) $781,964 in cash or $1.00 per share and
(ii) warrants to purchase an aggregate of 781,964 shares of Common Stock upon the terms and subject to the conditions set forth therein (the "Warrants").

     Item 4. Purpose of Transaction.

     FCEC and Cross Creek purchased the Shares pursuant to the Securities Purchase Agreement solely for investment purposes.

     On November 17, 1998, and in accordance with the terms of M-Wave's By-Laws, FCEC delivered a notice to M-Wave (the "Notice") informing M-Wave of its intention to nominate two (2) Directors to stand for election at the Company's annual meeting of stockholders for 1998, which was then scheduled for December 9, 1998. A copy of the Notice was filed as Exhibit E to the Amended Schedule 13D and is incorporated herein by reference.

                               Page 7 of 19 Pages

     In its Notice, FCEC indicated that it intended to nominate the following persons (the "Nominees") at M-Wave's 1998 annual meeting of stockholders:

                         Mr. Lawrence E. Fox
                         Mr. L. Christopher Saenger III

Mr. Lawrence E. Fox is a Senior Vice President of FCEC and Mr. L. Christopher Saenger III is a Vice President of First Chicago Capital Corporation, an affiliate of FCEC. FCEC intended to nominate the Nominees in an effort to gain control of the Board. In the Amended Schedule 13D, FCEC indicated that it believed that current Board (including the two nominees proposed for reelection by the Board (Messrs. Lavern D. Kramer and Rick Mathes)) and current management of M-Wave had not demonstrated a willingness to fully consider all actions that would maximize stockholder value.

     On or about November 23, 1998, counsel to M-Wave contacted counsel to FCEC to arrange a meeting to explore the possibility of engaging in a transaction with FCEC in exchange for which FCEC would agree not to nominate the Nominees to stand for election at the Company's annual meeting. On or about December 1, 1998, FCEC and its counsel met with the Company and its counsel. At such meeting, the parties agreed in principle to a transaction whereby the Company would repurchase the Shares from FCEC and Cross Creek at an aggregate price of $781,964 in cash and the Warrants. M-Wave agreed to postpone its annual meeting pending the negotiations of definitive documents. Between December 4, 1998 and December 17, 1998, the parties negotiated the terms of the definitive documents relating to such transaction. On December 18, 1998, the parties executed the Stock Purchase Agreements and completed the transactions contemplated thereby. In connection with such transactions, Messrs. Timothy A. Dugan and Eric C. Larson resigned from the Board of Directors of M-Wave. In addition, FCEC withdrew its Notice of proposed director nominees and agreed to promptly amend its Amended Schedule 13D to reflect such withdrawal and the terms of the Stock Purchase Agreements.

     In their respective Stock Purchase Agreements, each of FCEC and Cross Creek have agreed, for a period of 18 months following the execution thereof, not to, directly or indirectly, (a) acquire, offer to acquire beneficial ownership of any Common Stock or interest therein except pursuant to exercise of the Warrants; (b) solicit, initiate or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, but (x) disregarding clause (iv) of Rule 14a-1(1)(2) and (y) including any exempt solicitation pursuant to Rule 14a-2(b)(1) or Rule 14a-2(b)(2)); call, or in any way participate in a call for, any special meeting of stockholders of the Company (or take any action with respect to acting by written consent of the Company's stockholders); request, or take any action to obtain or retain any list of holders of any securities of the Company; or initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, any stockholder proposal; (c) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of Exchange Act) with respect to any Common Stock (or any securities the ownership of which would make the owner thereof a beneficial owner of Common Stock; (d) seek Board representation or the removal of any directors of the Company or a change in the composition or size of the Board; (e) take any action, or disclose any intent, purpose, plan or proposal, with respect to the Stock Purchase Agreements, the Company or its affiliates or the Board, management, policies, affairs, securities or assets of the Company or its affiliates that seeks to influence or control the management, Board or policies of the Company, or otherwise is inconsistent with the Stock Purchase Agreements, including any action, intent, purpose, plan or proposal that is conditioned on, or would require the Company or any of its affiliates to make any public disclosure relating to, any such action, intent, purpose, plan, proposal or condition; (f) request any waiver, modification, termination or amendment of this paragraph or any relinquishment by the Company of any rights with respect thereto; or (g) assist, advise, encourage or act in concert with any person with respect to, or seek to do, any of the foregoing.

     The Warrants are exercisable at any time prior to the fifth anniversary of the date of issuance (the "Issue Date") in the event that the Company publicly announces its intention to enter into an

                               Page 8 of 19 Pages

Extraordinary Transaction. For purposes of the Warrants, "Extraordinary Transaction" is defined to include any of the following involving the Company or any of its material subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, which in each case is effected in such a way that the holders of shares of Common Stock are entitled to receive stock, securities or assets with respect to or in exchange for shares of Common Stock; (ii) any sale, lease, exchange, transfer or other disposition of 60% or more of the assets of the Company and its subsidiaries; taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company; (iv) any voluntary or involuntary dissolution, liquidation or other winding up of the Company or any of its material subsidiaries; (v) any "person" or "group" (as such term is used in Section 13(d)(3) and 14(d) of the Exchange Act) (other than Joseph A. Turek) solely by virtue of any voting agreements he may have with FCEC or Cross Creek and their affiliates) becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13(d)(3) and 13(d)(5) under the Exchange Act) of more than 50% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors of the Company ("Voting Power"); or (vi) the sale by the Company of shares of common stock or other capital stock (or securities convertible into common stock or other capital stock) that represent greater than 25% of the outstanding Voting Power before such issuance.

     Upon consummation of any Extraordinary Transaction of the type set forth in clause (i) or (iv) of the preceding paragraph, and without any action on the part of the holders of the Warrants, the Warrants will be automatically canceled with respect to any remaining shares of Common Stock for which the holder has not properly exercised.

     The exercise price per share of Common Stock (the "Exercise Price") subject to the Warrants is equal to:

          Date of Exercise                           Exercise Price
          ----------------                           --------------
          Before First Anniversary of the Issue           $1.00
          Date

          From the First Anniversary until the            $1.05
          day preceding the Second Anniversary
          of the Issue Date

          From the Second Anniversary until the           $1.10
          day preceding the Third Anniversary
          of the Issue Date

          From the Third Anniversary until the            $1.15
          day preceding the Fourth Anniversary
          of the Issue Date

          From the Fourth Anniversary until the           $1.20
          day preceding the Fifth Anniversary of
          the Issue Date

     FCEC and Cross Creek currently intend to hold the Warrants solely for investment purposes.

     Neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person identified in Appendix I, Appendix II, Appendix III and Appendix IV, has any present plans or proposals to effect: (1) the acquisition of any additional securities of M-Wave, or the disposition

                               Page 9 of 19 Pages
of any securities of M-Wave; (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of M-Wave or its subsidiaries; (3) a sale or transfer of a material amount of assets of M-Wave or its subsidiaries;
(4) any material change in the present board of directors or management of M-Wave; (5) any material change in the present capitalization of or dividend policy of M-Wave; (6) any material change in M-Wave's business or corporate structure; (7) any change in M-Wave's charter or by-laws or other actions which may impede the acquisition of control of M-Wave by any person; (8) the termination of M-Wave's registration to be quoted on the Nasdaq National Market;
(9) the termination of M-Wave's registration under the Securities Exchange Act of 1934; or (10) any action similar to any of those enumerated above.

     The summary of certain provisions of the Stock Purchase Agreements and the Warrants set forth in this Statement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of such agreements, which have been filed as Exhibit F and Exhibit G hereto.

     Item 5. Interest in Securities of the Issuer.

     (a) Based on information contained in M-Wave's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 1998, there were 3,049,806 shares of Common Stock outstanding as of November 6, 1998. As of the date of this Statement, assuming that M-Wave has not issued any new shares of Common Stock since November 6, 1998 and giving effect to the repurchase of the Shares, FCEC may be deemed to beneficially own directly (and FCFC and BANK ONE may be deemed to beneficially own indirectly) the 694,464 shares of Common Stock that are issuable upon the exercise of the Warrants held by FCEC. Giving effect to the exercise of these Warrants, FCEC would own approximately 23.4% of the total outstanding shares of Common Stock. As of the date of this Statement, Cross Creek may be deemed to beneficially own directly 87,500 shares of Common Stock that are issuable upon the exercise of the Warrants held by Cross Creek. Giving effect to the exercise of these Warrants, Cross Creek would own approximately 3.7% of the total outstanding shares of Common Stock. Each of FCEC, FCFC and BANK ONE disclaim beneficial ownership of any shares of Common Stock that may be deemed beneficially owned by Cross Creek.

     (b) FCEC has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 694,464 shares of Common Stock that are issuable upon the exercise of the Warrant held by FCEC. Cross Creek has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of the 87,500 shares of Common Stock that are issuable upon the exercise of the Warrant held by Cross Creek.

     (c) Except as provided above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, the other persons named in Item 2 of this Statement, beneficially owns any shares of Common Stock and in the 60 days preceding the filing of this Statement, none of such persons has effected any transactions in any shares of Common Stock.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrants on the underlying shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.

     Reference is made to the responses to Items 2, 4 and 5 of this Statement with respect to certain relationships among FCEC, FCFC, BANK ONE and Cross Creek.

     Shareholders Agreement. In connection with the acquisition of the Shares by FCEC and Cross Creek, FCEC, Cross Creek and Turek executed a Shareholders Agreement dated July 21, 1993 (the "Shareholders Agreement"). The Shareholders Agreement terminated as a result of the

                              Page 10 of 19 Pages
repurchase by the Company of the Shares under the Stock Purchase Agreements. A copy of the Shareholders Agreement was filed as Exhibit A to the Original
Schedule 13D and is incorporated herein by reference.

     Registration Rights Agreement. In connection with the acquisition of the Shares by FCEC and Cross Creek, M-Wave, pursuant to a Registration Rights Agreement dated July 21, 1993 (the "Registration Rights Agreement") by and among FCEC, Cross Creek and M-Wave, granted to FCEC and Cross Creek certain registration rights with respect to the Shares. The Registration Rights Agreement terminated as a result of the repurchase by the Company of the Shares under the Stock Purchase Agreements. A copy of the Registration Rights Agreement was filed as Exhibit B to the Original Schedule 13D and is incorporated herein by reference.

     Except as set forth in this Statement, including the Exhibits hereto, to the best knowledge of the Reporting Persons, no contract, arrangements, understandings of relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits.

     Exhibit A --  Shareholders Agreement, dated July 21, 1993, among Joseph A.
                   Turek, First Chicago Equity Corporation and Cross Creek Partners II, incorporated by reference to Exhibit A of the Original Schedule 13D.

     Exhibit B --  Registration Rights Agreement, dated July 27, 1993, among
                   M-WAVE, INC., First Chicago Equity Corporation of Chicago and Cross Creek Partners II, incorporated by reference to Exhibit B of the Original Schedule 13D.

     Exhibit C --  Revolving Credit Agreement, dated January 21, 1993, between
                   Cross Creek Partners II and First Chicago Investment Corporation, incorporated by reference to Exhibit C of the Original Schedule 13D.

     Exhibit D --  Agreement relating to Joint Filing pursuant to Rule
                   13d-1(f), dated November 16, 1998, by and among First Chicago Equity Corporation, First Chicago Financial Corporation, BANK ONE CORPORATION and Cross Creek Partners II.

     Exhibit E --  Letter, dated November 17, 1998, to M-WAVE, INC. from First
                   Chicago Equity Corporation, incorporated by reference to Exhibit E and the Amended Schedule 13D.

     Exhibit F --  Stock Purchase Agreements, each dated December 18, 1998 by and between M-WAVE, INC. and First Chicago Equity Corporation and Cross Creek Partners II, incorporated by reference to
                   Exhibit 2.1 and Exhibit 2.2, respectively, of the Form 8-K, dated December 21, 1998, filed by M-WAVE, Inc. (the "Form 8-K").

     Exhibit G --  Warrants, dated December 18, 1998, issued by M-WAVE, INC. in favor of First Chicago Equity Corporation and Cross Creek Partners II, incorporated by reference to Exhibit 2.3 and
                   Exhibit 2.4, respectively, of the Form 8-K.

                              Page 11 of 19 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 23, 1998

                                    FIRST CHICAGO EQUITY CORPORATION

                                    By:    /s/ Geoffrey L. Stringer
                                           ------------------------
                                    Name: Geoffrey L. Stringer
                                    Title: Chairman of the Board

                                    FIRST CHICAGO FINANCIAL CORPORATION

                                    By:    /s/ David J. Vitale
                                           -------------------
                                    Name: David J. Vitale
                                    Title: President

                                    BANK ONE CORPORATION

                                    By:    /s/ David J. Vitale
                                           -------------------
                                    Name: David J. Vitale
                                    Title: Vice Chairman


                                    CROSS CREEK PARTNERS II

                                    By:    /s/ Eric C. Larson
                                           ------------------
                                    Name: Eric C. Larson
                                    Title: General Partner

                              Page 12 of 19 Pages

                                   APPENDIX I

                 DIRECTORS OF FIRST CHICAGO EQUITY CORPORATION
                 ---------------------------------------------

Name                    Principal Occupation                Business Address
----                    --------------------                ----------------
Garrett R. Glass        Senior Vice President               One First National Plaza
                        The First National Bank of Chicago  Chicago, IL 60670

William J. Roberts      Controller                          One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Robert A. Rosholt       Chief Financial Officer             One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Geoffrey L. Stringer    Senior Vice President               One First National Plaza
                        The First National Bank of Chicago  Chicago, IL 60670

David J. Vitale         Vice Chairman of the Board          One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

             EXECUTIVE OFFICERS OF FIRST CHICAGO EQUITY CORPORATION
             ------------------------------------------------------

Name                     Title                         Principal Occupation
----                     -----                         --------------------
Geoffrey L. Stringer     Chairman of the Board         Senior Vice President of
                                                       The First National Bank of Chicago*

David J. Vitale          President                     Vice Chairman of the Board of
                                                       BANK ONE CORPORATION*

Robert A. Rosholt        Executive Vice President      Chief Financial Officer of
                                                       BANK ONE CORPORATION*

* Such employment is conducted at One First National Plaza, Chicago, IL 60670.

                              Page 13 of 19 Pages

                                  APPENDIX II

                DIRECTORS OF FIRST CHICAGO FINANCIAL CORPORATION
                ------------------------------------------------

Name                    Title                               Business Address
----                    -----                               ----------------
Verne G. Istock         Chairman of the Board               One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Robert A. Rosholt       Chief Financial Officer             One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Geoffrey L. Stringer    Senior Vice President               One First National Plaza
                        The First National Bank of Chicago  Chicago, IL 60670

David J. Vitale         Vice Chairman of the Board          One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

           EXECUTIVE OFFICERS OF FIRST CHICAGO FINANCIAL CORPORATION
           ---------------------------------------------------------

Name                    Title                               Principal Occupation
----                    -----                               --------------------
Verne G. Istock         Chairman of the Board               Chairman of the Board of
                                                            BANK ONE CORPORATION*

David J. Vitale         President                           Vice Chairman of the Board of
                                                            BANK ONE CORPORATION*

* Such employment is conducted at One First National Plaza, Chicago, IL 60670.

                              Page 14 of 19 Pages

                                  APPENDIX III

                       DIRECTORS OF BANK ONE CORPORATION

Name                          Principal Occupation               Business Address
----                          --------------------               ----------------
John H. Bryan                 Chairman of the Board and          Three First National Plaza
                              Chief Executive Officer            Suite 4400
                              Sara Lee Corporation               Chicago, IL 60602-4260

Siegfried Buschmann           Chairman and Chief Executive       3155 West Big Beaver Road
                              Officer                            P.O. Box 2601
                              The Budd Company                   Troy, MI 48007-2601

James S. Crown                General Partner                    222 North LaSalle Street
                              Henry Crown and Company            Suite 2000
                                                                 Chicago, IL 60601

Bennett Dorrance              Chairman, Managing Director        4201 N. 24/th/ Street, Suite 120
                              DMB Associates                     Phoenix, AZ 85016

Dr. Maureen A. Fay, O.P.      President                          4001 West McNichols
                              University of Detroit Mercy        Detroit, MI 48221

John R. Hall                  Retired Chairman, Chief Executive  P.O. Box 391
                              Ashland, Inc.                      Ashland, KY 41105

Verne G. Istock               Chairman of the Board              One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670-0554

Laban P. Jackson, Jr.         Chairman and Chief Executive       2365 Harrodsburg Road
                              Officer                            Suite B230
                              Clear Creek Properties, Inc.       Lexington, KY 40504-3300

John W. Kessler               Chairman                           P.O. Box 490
                              The New Albany Company             New Albany, OH 43054

Richard J. Lehmann            Vice Chairman                      One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670

William G. Lowrie             President                          200 East Randolph Drive, 30/th/ Floor
                              Amoco Corporation                  Chicago, IL 60601-7125

Richard A. Manoogian          Chairman and Chief Executive       21001 Van Born Road
                              Officer                            Taylor, MI 48180
                              Masco Corporation

William T. McCormick, Jr.     Chairman and Chief Executive       330 Town Center Drive
                              Officer                            Suite 1100
                              CMS Energy Corporation             Dearborn, MI 48126

John B. McCoy                 President and Chief Executive      One First National Plaza
                              Officer                            Chicago, IL 60670
                              BANK ONE CORPORATION

Thomas E. Reilly, Jr.         Chairman of the Board              300 North Meridian Street
                              Reilly Industries, Inc.            Suite 1500
                                                                 Indianapolis, IN 46204-1763

                              Page 15 of 19 Pages

John W. Rogers, Jr.           Chairman and President             307 North Michigan Avenue
                              Ariel Capital Management, Inc.     Suite 500
                                                                 Chicago, IL 60601

Thekla R. Shackelford         Education Consultant               6020 Havens Road
                                                                 Gahanna, OH 43230

Alex Shumate                  Managing Partner                   41 S. High Street, Suite 1300
                              Squire, Sanders & Dempsey          Columbus, OH 43215

Frederick P. Stratton, Jr.    Chairman and Chief Executive       P.O. Box 702
                              Officer                            Milwaukee, WI 53201
                              Briggs & Stratton Corp.

John C. Tolleson              Chairman and President             1601 Elm Street, 47/th/ Floor
                              The Tolleson Group                 Dallas, TX 75201

David J. Vitale               Vice Chairman                      One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670-0458

Robert D. Walter              Chairman and Chief Executive       5555 Glendon Court
                              Officer                            Dublin, OH 43016
                              Cardinal Health, Inc.

                   EXECUTIVE OFFICERS OF BANK ONE CORPORATION

Name                          Title with BANK ONE and            Business Address
----                          Principal Occupation               ----------------
                              -----------------------
Verne G. Istock               Chairman of the Board              One First National Plaza
                                                                 Chicago, IL 60670

John B. McCoy                 President and Chief Executive      One First National Plaza
                              Officer                            Chicago, IL 60670

Richard J. Lehmann            Vice Chairman of the Board         One First National Plaza
                                                                 Chicago, IL 60670

David J. Vitale               Vice Chairman of the Board         One First National Plaza
                                                                 Chicago, IL 60670

Marvin W. Adams               Chief Technology Officer           1111 Polaris Parkway, Suite B-3
                                                                 Columbus, OH 43240

William P. Boardman           Head of Acquisitions               100 East Broad Street
                                                                 Columbus, OH 43271-0261

Sherman I. Goldberg           General Counsel and Secretary      One First National Plaza
                                                                 Chicago, IL 60670

Thomas E. Hoaglin             Head of Operations                 1111 Polaris Parkway, Suite B-3
                                                                 Columbus, OH 43240

W. G. Jurgensen               Head of Commercial Bank Products   One First National Plaza
                                                                 Chicago, IL 60670

                              Page 16 of 19 Pages

David J. Kundert              Head of Investment Management      1111 Polaris Parkway
                                                                 Second Floor, Suite 100
                                                                 Columbus, OH 43240

Timothy P. Moen               Head of Human Resources            One First National Plaza
                                                                 Chicago, IL 60670

Susan S. Moody                Head of Commercial Bank            One First National Plaza
                              Relationships                      Chicago, IL 60670

Robert A. Rosholt             Chief Financial Officer            One First National Plaza
                                                                 Chicago, IL 60670

Ronald G. Steinhart           Head of Commercial Bank -          1717 Main Street
                              Real Estate and Private Banking    Dallas, TX 75201

Kenneth T. Stevens            Head of Retail                     1111 Polaris Parkway, Suite A-2
                                                                 Columbus, OH 43240

Richard W. Vague              Head of Credit Card                201 Walnut Street
                                                                 Wilmington, DE 19800

Richard R. Wade               Head of Risk Management            One First National Plaza
                                                                 Chicago, IL 60670

Donald A. Winkler             Head of Consumer Finance           100 East Broad Street
                                                                 Columbus, OH 43271-0261

                              Page 17 of 19 Pages

                                  APPENDIX IV

                            CROSS CREEK PARTNERS II

                                General Partners


                                      Name
                                      ----

                                Lawrence E. Fox

                                 Eric C. Larson

                               Jeffrey V. Holway

                                Timothy A. Dugan


The individuals listed generally hold positions in one or more of FCEC and its direct and indirect subsidiaries. Correspondence to all of the Cross Creek general partners may be sent to Three First National Plaza, Chicago, Illinois 60670.

                              Page 18 of 19 Pages

                                   EXHIBIT D

     AGREEMENT dated as of December 23, 1998 by and among First Chicago Equity Corporation ("FCEC"), First Chicago Financial Corporation ("FCFC"), BANK ONE CORPORATION ("BANK ONE") and Cross Creek Partners II ("Cross Creek").

     WHEREAS, in accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Each of FCEC, FCFC, BANK ONE and Cross Creek does hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Amendment No. 2 to Statement on Schedule 13D relating to their ownership of the Common Stock of M-WAVE, INC., and does hereby further agree that said Statement shall be filed on behalf of each of FCEC, FCFC, BANK ONE and Cross Creek. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of M-WAVE, INC.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                              FIRST CHICAGO EQUITY CORPORATION

                              By:    /s/ Geoffrey L. Stringer
                                     -------------------------------
                              Name:  Geoffrey L. Stringer
                              Title: Chairman of the Board

                              FIRST CHICAGO FINANCIAL CORPORATION

                              By:    /s/ David J. Vitale
                                     -------------------------------
                              Name:  David J. Vitale
                              Title: President

                              BANK ONE CORPORATION

                              By:    /s/ David J. Vitale
                                     -------------------------------
                              Name:  David J. Vitale
                              Title: Vice Chairman


                              CROSS CREEK PARTNERS II

                              By:    /s/ Eric C. Larson
                                     -------------------------------
                              Name:  Eric C. Larson
                              Title: General Partner

                              Page 19 of 19 Pages